CUSIP No. 37184T106                                          (Page 1 of 6 Pages)







                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     ---------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)



                           GenesisIntermedia.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    37184T106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Manfred Unger
                            32 Quai Jean-Charles Rey
                                    MC 98000
                                     Monaco
                                011-377-97986303
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


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CUSIP No. 37184T106                                          (Page 2 of 6 Pages)

                                       13D
======= ========================================================================
 1      NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        Manfred Unger

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [x]
                                                                    (b) [ ]
------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS:
        PF
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION
        Austria
------- ------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
    SHARES
 BENEFICIALLY                6,200
 OWNED BY EACH     --------- ---------------------------------------------------
   REPORTING        8        SHARED VOTING POWER
  PERSON WITH
                             None
                   --------- ---------------------------------------------------
                    9        SOLE DISPOSITIVE POWER

                             6,200
                   --------- ---------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

                             None
------- ------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,200
------- ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [ ]
------- ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.1%
------- ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON
        IN

======= ========================================================================




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CUSIP No. 37184T106                                          (Page 3 of 6 Pages)


                                       13D
======= ========================================================================
 1      NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        Denmore Investments Limited

------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [x]
                                                                    (b) [ ]
------- ------------------------------------------------------------------------
 3      SEC USE ONLY

------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS:
        WC
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]

------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
------- ------------------------------------------------------------------------
   NUMBER OF        7        SOLE VOTING POWER
    SHARES
 BENEFICIALLY                518,344
 OWNED BY EACH     --------- ---------------------------------------------------
   REPORTING        8        SHARED VOTING POWER
  PERSON WITH
                             None
                   --------- ---------------------------------------------------
                    9        SOLE DISPOSITIVE POWER

                             518,344
                   --------- ---------------------------------------------------
                   10        SHARED DISPOSITIVE POWER

                             None
------- ------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        518,344
------- ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [ ]
------- ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.8%
------- ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON
        CO

======= ========================================================================




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CUSIP No. 37184T106                                          (Page 4 of 6 Pages)


Item 1.  Security and Issuer.
-------  -------------------

       This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), the Series A Convertible Preferred Stock, par value $0.001 per share, convertible into Common Stock (the "Preferred Stock") and Warrants to purchase Common Stock ("Warrants") of GenesisIntermedia.com, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 5805 Sepulveda Boulevard, Van Nuys, California 91411. Each share of Preferred Stock is convertible at any time into one share of Common Stock. Each Warrant may be exercised to purchase one share Common Stock for $10.20.


Item 2.  Identity and Background.
------   -----------------------

       This statement is filed by Denmore Investments Limited ("Denmore") and Manfred Unger ("Unger"), the sole director, officer and shareholder of Denmore, (Denmore and Unger are referred to herein together as the "Reporting Persons"). The Reporting Persons acknowledge that they are acting as a group. The address of Denmore is the CITCO Building , P.O. Box 662, Road Town, Tortola, British Virgin Islands and the address of Unger is 32 Quai Jean-Charles Rey, MC98000, Monaco. The principal occupation and business of the Reporting Persons is making investments. During the last five years, neither Denmore nor Unger has been: (i) convicted in a criminal proceeding (excluding traffic tickets and similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Denmore is organized under the laws of the British Virgin Islands. Unger is a resident of Monaco and citizen of Austria.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

       The Common Stock, the Preferred Stock and the Warrants were acquired by the Reporting Persons, as applicable, for cash.

Item 4.  Purpose of Transaction.
------   ----------------------

       The Reporting Persons acquired the securities of the Issuer owned by them as an investment. The Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12
       (g) (4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

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CUSIP No. 37184T106                                          (Page 5 of 6 Pages)


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) Denmore beneficially owns 518,344 (9.8%) shares of the Issuer's Common Stock, which number includes: (i) Warrants to acquire 178,572 shares of Common Stock exercisable within 60 days of the date hereof; and (ii) 71,429 shares of Preferred Stock convertible into Common Stock on a one-for-one basis. Unger beneficially owns 524,544 (9.9%) shares of the Issuer's Common Stock, which number includes: (i) all of the Common Stock, Warrants and Preferred Stock owned by Denmore referenced in the above paragraph; and (ii) 6,200 shares of Common Stock individually owned by Unger.

         (b) Unger has sole power to vote and dispose of the 6,200 shares of Common Stock held directly by him and shares voting and dispositive power with Denmore with respect to the 518,344 shares of Common Stock held by Denmore, which number includes shares of Common Stock that may be acquired by Denmore upon conversion of outstanding Preferred Stock and exercise of outstanding Warrants.

         (c) Other than an open market purchase of 35,000 shares of Common Stock by Denmore on January 31, 2000 at an average purchase price of $6.85 per share, neither Denmore nor Unger effected any transactions involving the Issuer's Common Stock, Preferred Stock or Warrants during the 60 days preceding the date of the event requiring the filing of this statement or during the period between such date and the date this filing is made.

         (d) No person other than Denmore or Unger, with respect to the shares of Common Stock and Preferred Stock which they own of record, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Registrant.
         --------------------------------

         There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among or between Unger and/or Denmore and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None


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CUSIP No. 37184T106                                          (Page 6 of 6 Pages)


                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Date: February 7, 2000                        /s/ Manfred Unger
                                              ---------------------------------
                                                  Manfred Unger


Date: February 7, 2000                        Denmore Investments Limited

                                              By: /s/ Manfred Unger
                                                 ------------------------------
                                              Name: Manfred Unger
                                              Title: Director